March 8, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Albemarle Corporation Depositary Shares, each Representing a 1/20th Interest in a Share of 7.25% Series A Mandatory Convertible Preferred Stock, under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com